Exhibit 99.1

Disclosure of an inside information acc. to Article 17 MAR of the Regulation (EU) No 596/2014

Ad hoc: Evotec SE provides guidance update

Hamburg, Germany, – Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, Prime Standard, ISIN: DE 000 566480 9, WKN 566480; NASDAQ: EVO) announces that it has refined its guidance for the fiscal year 2024.

The Company expects Group revenues in the range of € 790 – 820 m (low to mid-single-digit percentage growth vs previously low double-digit percentage growth; 2023: € 781.4 m);

R&D expenditures are expected in a range of € 50 – 60 m (low double-digit percentage reduction vs previously mid-single to low double-digit percentage reduction; 2023: € 64.8 m);

Adjusted EBITDA is expected to reach € 15 – 35 m (mid double-digit percentage reduction vs previously mid double-digit percentage growth; 2023: € 66.4 m).

The primary drivers of lower revenue and adjusted EBITDA guidance are related to the slower than anticipated conversion of sales orders into revenues and continued pressure on margins due to a still high fixed cost base. However, the priority reset is fully on track and actions are underway to transform the business towards sustainable profitable growth.

– End of the ad hoc release –

Contact: Volker Braun, EVP Head of Global Investor Relations & ESG, Evotec SE, Manfred Eigen Campus, Essener Bogen 7, 22419 Hamburg, Germany, Phone: +49 (0) 151 1940 5058 (m), volker.braun@evotec.com